

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2012

Via E-mail
Mr. R. Steven Hamner
CFO
Medical Properties Trust, Inc.
1000 Urban Center Drive, Suite 501
Birmingham, AL 35242

Re: Medical Properties Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed February 29, 2012
File No. 1-32559

Dear Mr. Hamner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Medical Properties Trust, Inc. for the fiscal year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Reconciliation of Non-GAAP Financial Measures, pages 49 and 50

1. Please tell us how you current disclosures surrounding adjusted funds from operations meet the requirements of Item 10 (E) of Regulation S-K.

Financial Statements

Summary of Significant Accounting Policies

Real Estate and Depreciation, page 66

2. Please expand your discussion of costs included with your construction in progress to include the types of indirect costs associated with construction. Please disclose the periods of capitalization including a discussion of when the capitalization period begins and ends. Reference is made to paragraphs 835-20-25-2 and 3 and 970-340-25-8 of the Financial Accounting Standards Codification. Lastly, please disclose the amount of interest and payroll expenditures capitalized for all periods presented with a narrative discussion of significant fluctuations.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief